EXHIBIT 99.1

Forward Pharma Announces New Date for the EP2801355 Appeal Hearing due to COVID-19

COPENHAGEN, Denmark, May 12, 2020 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“we,” “Forward” or the “Company”), today announced that due to current precautionary measures against the spread of the novel coronavirus (“COVID-19”), the Technical Board of Appeal (the “TBA”) of the European Patent Office (the “EPO”) has rescheduled the oral hearing of the appeal against the decision of the Opposition Division that revoked the EP2801355 patent (the “’355 Patent”). The new hearing date is February 2, 2021.

About the European Intellectual Property Proceedings

On January 29, 2018, the Opposition Division of the EPO concluded the oral proceedings concerning the ‘355 Patent (the “Opposition Proceeding”). The Opposition Division revoked the ‘355 Patent after considering oppositions from several opponents. On March 22, 2018, the Opposition Division issued its detailed reasons for the decision. On May 7, 2018, the Company appealed the Opposition Division’s decision to the TBA and filed its detailed grounds of appeal on August 1, 2018. The case was scheduled to be heard on June 18, 2020, but on May 12, 2020, the Company received notice from the EPO that, as a result of the ongoing COVID-19 pandemic, the appeal would instead be heard by the TBA on February 2, 2021. Management expects the TBA to issue a ruling on the same day as the hearing, with a fully reasoned decision approximately two months following the hearing.

If the Company receives a favorable ruling following the TBA hearing, it is expected that the TBA will remit the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that this process would take approximately two to three years. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition. The Company is not entitled to any royalty payments from the Settlement and License Agreement (the “License Agreement”) by and among the Company and two wholly-owned subsidiaries of Biogen, Inc. (collectively, “Biogen”) until and unless all remaining elements of the original opposition are resolved in the Company’s favor. As such, the earliest time the Company may expect to receive any revenues from the License Agreement, if at all, is 2024.

If the Company receives an unfavorable ruling following the TBA hearing, it would, for all practical purposes, represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s future net sales outside the United States, as defined in the License Agreement. The Company may request a rehearing of the TBA hearing with the Enlarged Board of Appeal of the EPO in an effort to overturn an unfavorable outcome, but the likelihood of getting a rehearing is low. The denial of a request to rehear would end the Opposition Proceeding in favor of the opponents.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company granted to Biogen an irrevocable license to all of its IP through the License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017, with the return of EUR 917.7 million to shareholders through a capital reduction in September 2017. The Company has the opportunity to receive royalties from Biogen on Biogen’s net sales of Tecfidera® or other DMF products for multiple sclerosis outside the U.S., dependent on, among other things, a favorable outcome in Europe with respect to the Opposition Proceeding, including any appeal thereto.

Our principal executive offices are located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on the Nasdaq Capital Market (FWP). For more information about the Company, please visit our website at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Claus Bo Svendsen, MD, PhD
Chief Executive Officer
Investor Relations
investors@forward-pharma.com

Solebury Trout
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Pharma A/S

Forward Looking Statements:

Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in or obtain a favorable decision in the Opposition Proceeding, after all appeals; and the expected timing for key activities and an ultimate ruling in such legal proceedings. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2019. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.